EXHIBIT 12.1
JPMorgan Chase & Co.
Computation of Ratio of Earnings to Fixed Charges

Nine months ended September 30, (in millions, except ratios)	2018
Excluding interest on deposits
Income before income tax expense	$31,923
Fixed charges:
Interest expense	11,678
One-third of rents, net of income from subleases (a)	406
Total fixed charges	12,084
Add: Equity in undistributed income of affiliates	456
Income before income tax expense and fixed charges, excluding capitalized interest	$44,463
Fixed charges, as above	$12,084
Ratio of earnings to fixed charges	3.68
Including interest on deposits
Fixed charges, as above	$12,084
Add: Interest on deposits	4,021
Total fixed charges and interest on deposits	$16,105
Income before income tax expense and fixed charges, excluding capitalized interest, as above	$44,463
Add: Interest on deposits	4,021
Total income before income tax expense, fixed charges and interest on deposits	$48,484
Ratio of earnings to fixed charges	3.01

(a)	The proportion deemed representative of the interest factor.